UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE13d-2(a)

GAMESTOP CORP.

(Name of Issuer)

Class A Common Stock, par value $.001 per share

(Title of Class of Securities)

36466R 10 1

(CUSIP Number)

Daniel J. Kaufman, Esq.

Electronics Boutique Holdings Corp.

931 South Matlack Street

West Chester, PA  19382

(610) 430-8100

with a copy to:

William W. Matthews, III, Esq.

Klehr, Harrison, Harvey, Branzburg & Ellers LLP

260 South Broad Street

Philadelphia, PA 19102

(215) 568-6060

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36466R 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Electronics Boutique Holdings Corp. EIN: 51-0379406

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,500,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.7%

14.	Type of Reporting Person (See Instructions) CO

(1)  No shares of Class A common stock, par value $.001 per share, of GameStop Corp. have been purchased, directly or indirectly, by the reporting person.  Rather, the reporting person may be deemed to have beneficial ownership of the shares reported herein pursuant to a voting agreement (as described in the Introduction and in Items 3 and 4 of this Schedule 13D), entered into in connection with an agreement and plan of merger (as described in the Introduction to this Schedule 13D).  Any such beneficial ownership is expressly denied by the reporting person.

INTRODUCTION.

No shares of Class A common stock, par value $.001 per share (the “Class A Common Stock”), of GameStop Corp. (the “Issuer”) have been purchased, directly or indirectly, by the reporting person.  Electronics Boutique Holdings Corp. (the “Reporting Person”) is making this filing solely because it may be deemed to have beneficial ownership of the shares reported herein pursuant to the Voting Agreement (as defined below).

On April 17, 2005, Leonard Riggio, Barnes & Noble College Booksellers, Inc. and The Riggio Foundation (collectively, the “Riggio Group”), entered into a voting agreement (the “Voting Agreement”) with the Issuer and the Reporting Person in connection with the execution of an Agreement and Plan of Merger (the “Merger Agreement”) among the Issuer, the Reporting Person, GameStop, Inc., a Minnesota corporation, GSC Holdings Corp., a Delaware corporation and wholly-owned subsidiary of GameStop, Inc. (“Holdco”), Cowboy Subsidiary LLC, a Delaware limited liability company and wholly-owned subsidiary of Holdco (“GameStop Merger Sub”) and Eagle Subsidiary LLC, a Delaware limited liability company and wholly-owned subsidiary of Holdco (“EB Merger Sub”), providing for a business combination whereby (i) GameStop, Inc. formed Holdco, (ii) GameStop Merger Sub will merge into the Issuer (the “GameStop Merger”) with the Issuer as the surviving corporation and (iii) EB Merger Sub will merge into the Reporting Person (together with the GameStop Merger, the “Mergers”) with the Reporting Person as the surviving corporation and the Issuer and the Reporting Person will become direct wholly-owned subsidiaries of Holdco.

At the Effective Time (as defined in the Merger Agreement), the Issuer’s stockholders will be entitled to receive in exchange for each share of Class A Common Stock, one share of Holdco Class A common stock and for each share of Class B common stock, par value $.001 per share of the Issuer, one share of Holdco Class B common stock.  The Reporting Person’s stockholders will be entitled to receive in exchange for each share of common stock of the Reporting Person (i) $38.15 in cash without interest and (ii) .78795 shares of Holdco Class A common stock.

The Riggio Group executed and delivered the Voting Agreement as a condition and inducement to the Reporting Person’s willingness to enter into the Merger Agreement.

The Riggio Group has agreed to vote all shares of capital stock of the Issuer beneficially owned by the Riggio Group (collectively, the “Shares”) in favor of the adoption of the Merger Agreement.  In addition, the Riggio Group has agreed to vote against any proposal (i) in opposition to adoption of the Merger Agreement or in competition or inconsistent with the GameStop Merger or any transaction contemplated by the Merger Agreement, (ii) any GameStop Takeover Proposal (as defined in the Merger Agreement), (iii) any change in the management or board of directors of the Issuer (other than as contemplated in the Merger Agreement) and (iv) any action or agreement that would result in a breach of any representation, warranty, covenant or agreement or any other obligation of the Issuer under the Merger Agreement or of the Riggio Group under the Voting Agreement.

The Riggio Group has also agreed that they will not directly or indirectly, sell, transfer, assign, pledge, encumber or otherwise dispose of any of the Shares, or any interest therein, or any other securities convertible into or exchangeable for capital stock of the Issuer (including derivative securities), or any voting rights with respect thereto or enter into any contract, option or other arrangement or understanding with respect thereto (including any voting trust or agreement and the granting of any proxy) other than (a) pursuant to the Mergers, (b) encumbrances imposed by margin accounts maintained by any member of the Riggio Group, (c) transfers to family members of any member of the Riggio Group or pledges to investment banks or third party lenders and any other transfers resulting therefrom, (d) transfers by operation of law, by will or pursuant to the laws of descent or distribution, or (e) with the prior written consent of the Reporting Person.

Pursuant to the Voting Agreement, the Riggio Group has appointed the Reporting Person’s chief executive officer, Jeffrey W. Griffiths, and the Reporting Person’s general counsel and senior vice president, Daniel J. Kaufman, as its proxy to vote the Shares at any annual or special meeting of the stockholders of the Issuer (a) in favor of the adoption of the Merger Agreement and (b) against any action referred to in clauses (i) through (iv) above.

The Voting Agreement terminates after the earlier of (a) the termination of the Merger Agreement in accordance with its terms or (b) the day following the Effective Time (as defined in the Merger Agreement).

The descriptions of the Merger Agreement and the Voting Agreement contained in this Schedule 13D are qualified in their entirety by reference to such agreements, copies of which are included as Exhibit 1 and Exhibit 2 to this Schedule 13D and are incorporated by reference herein.

Item 1.	Security and Issuer

This statement relates to shares of Class A common stock, par value $.001 per share (defined above as “Class A Common Stock”), of GameStop Corp., a Delaware corporation (defined above as the “Issuer”). The principal executive office address of the Issuer is 2250 William D. Tate Avenue, Grapevine, Texas 76051.

Item 2.	Identity and Background

(a)           This Schedule 13-D is filed by Electronics Boutique Holdings Corp. (defined above as “Reporting Person”).  Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, and (c) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, for each director and executive officer of the Reporting Person (the “EB Directors and Officers”).  EB Nevada, Inc. owns 47% of the issued and outstanding stock of the Reporting Person.  James J. Kim and Susan Y. Kim are the directors and executive officers of EB Nevada, Inc. (the “EB Nevada Directors and Officers”).

(b)           The principal office of the Reporting Person is located at 931 South Matlack Street, West Chester, Pennsylvania, 19382.

(c)           The principal business of the Reporting Person is the retail sale of video game hardware and software, PC entertainment software, pre-played video games and related accessories and products.

(d)           The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  To the knowledge of the Reporting Person, during the last five years, none of the EB Directors and Officers or the EB Nevada Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  To the knowledge of the Reporting Person, none of the EB Directors and Officers or the EB Nevada Directors and Officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The Reporting Person was incorporated in the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration

No shares of Class A Common Stock have been purchased, directly or indirectly, by the Reporting Person.  Rather, as an inducement and a condition to the Reporting Person’s entering into the Merger Agreement, the Issuer and the Riggio Group have entered into the Voting Agreement with the Reporting Person pursuant to which the members of Riggio Group have agreed to vote the Shares in favor of the Merger Agreement (as more fully described in the Introduction to this Schedule 13D, which is incorporated by reference herein).

Item 4.	Purpose of Transaction

No shares of Class A Common Stock have been purchased, directly or indirectly, by the Reporting Person.  The Reporting Person could be deemed to have “acquired” beneficial ownership of the shares of Class A Common Stock to which this Schedule 13D relates only in the sense that the Issuer and the Riggio Group have entered into the Voting Agreement (as described in the Introduction to this Schedule 13D, which is incorporated by reference herein) with the Reporting Person in order to facilitate the Mergers pursuant to the Merger Agreement.  Except as specifically set forth herein, the Reporting Person disclaims beneficial ownership over any shares of the Class A Common Stock, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any shares of the Class A Common Stock, including the Shares.

Each of paragraph (a) through (j) of Item 4 of Schedule 13D may be applicable to the transactions contemplated by the Merger Agreement (as more fully described in the Introduction to this Schedule 13D, which is incorporated by reference herein).

Item 5.	Interest in Securities of the Issuer

(a)           The Reporting Person may be deemed to beneficially own 4,500,000 shares of the Class A Common Stock as a result of entering into the Voting Agreement, which, based on calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act and there being 20,990,401 shares of Class A Common Stock issued and outstanding on March 15, 2005 (as represented in the Issuer’s Form 10-K for the fiscal year ended January 29, 2005), represents 17.7% of the issued and outstanding shares of Class A Common Stock.  To the knowledge of the Reporting Person, none of the EB Directors and Officers or EB Nevada Directors and Officers beneficially own any securities of the Issuer.  Except as specifically set forth herein, the Reporting Person disclaims beneficial ownership over any shares of the Class A Common Stock, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any shares of the Class A Common Stock.  The Reporting Person disclaims membership in any group with respect to the Class A Common Stock, by virtue of the Reporting Person’s execution of the Voting Agreement or otherwise.

(b)           As a result of entering into the Voting Agreement, the Reporting Person may be deemed to have shared power to vote or to direct the vote of 4,500,000 shares of Class A Common Stock.  Leonard Riggio shares the power to vote the shares of Class A Common Stock reported as beneficially owned by the Reporting Person.  The following paragraph provides the applicable information required by Item 2 with respect to Leonard Riggio, the only member of the Riggio Group who beneficially owns Class A Common Stock, which information is based on information disclosed by the Issuer and Mr. Riggio in their respective public filings with the Securities and Exchange Commission:

Name and Citizenship: Leonard Riggio, United States citizen

Business Address:	Barnes & Noble, Inc.
122 Fifth Avenue
New York, New York 10011

Principal Business:

The principal occupation of Mr. Riggio is the Chairman of the Board of Directors of Barnes & Noble, Inc., a retail bookseller with its principal offices located at 122 Fifth Avenue, New York, New York 10011.

To the knowledge of the Reporting Person, during the last five years, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

To the knowledge of the Reporting Person, during the last five years, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(c)           Neither the Reporting Person nor, to its knowledge, any of the EB Directors and Officers or any of the EB Nevada Directors and Officers, has effected any transactions in the securities of the Issuer during the past sixty days except as set forth in the Introduction to this Schedule 13D and Items 3 and 4 above.

(d)           To the knowledge of the Reporting Person, only Leonard Riggio has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported herein as beneficially owned by the Reporting Person.

(e)           Paragraph (e) of Item 5 is inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The matters set forth in the Introduction to this Schedule 13D and Item 4 are incorporated in this Item 6 by reference.

Item 7.	Material to Be Filed as Exhibits

2.1           Agreement and Plan of Merger, dated as of April 17, 2005, by and among GameStop Corp., GameStop, Inc., GSC Holdings Corp., Cowboy Subsidiary LLC, Eagle Subsidiary LLC and Electronics Boutique Holdings Corp.

9.1           Voting Agreement and Irrevocable Proxy, dated as of April 17, 2005, by and among Leonard Riggio, Barnes & Noble College Booksellers, Inc. and The Riggio Foundation, GameStop Corp. and Electronics Boutique Holdings Corp., together with an Amendment thereto, dated as of April 20, 2005.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 26, 2005
Date

ELECTRONICS BOUTIQUE HOLDINGS CORP.

/s/ Jeffrey W. Griffiths
Signature
Jeffrey W. Griffiths President and Chief Executive Officer
Name/Title

Schedule I

The following information sets forth the (a) name, (b) citizenship, and (c) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of the Reporting Person.  Except as indicated below, the business address of each director and executive officer of the Reporting Person is 931 Matlack Street, West Chester, PA  19382.  Each of the directors and executive officers of the Reporting Person is a citizen of the United States.

DIRECTORS:

Name	Present Occupation and Employer Address

James J. Kim	Chairman of the Board
Electronics Boutique Holdings Corp.

Chairman of the Board and Chief Executive Officer of Amkor Technologies, Inc.
1345 Enterprise Drive
West Chester, PA 19380-596

Alfred J. Stein	Also serves on the Board of Directors of Advanced Power Technology, Inc.
and ESS Technology, Inc.

Jeffrey W. Griffiths	President and Chief Executive Officer
Electronics Boutique Holdings Corp.

Susan Y. Kim	Also serves on the Board of Directors of the
Philadelphia Orchestra Association

Stanley (“Mickey”) Steinberg	Senior Advisor
Navigant Capital Advisors, LLC
3414 Peachtree Road, Suite 450
Atlanta, GA 30326

Dean S. Adler	Principal of Lubert/Adler Partners, L.P.
1811 Chestnut Street
Philadelphia, PA 19103

Louis J. Siana	Senior Partner
Siana, Carr & O’Connor LLP
1500 E. Lancaster Avenue, Suite
Paoli, PA 19301

EXECUTIVE OFFICERS:

Name	Title with Reporting Person

Jeffrey W. Griffiths	President and Chief Executive Officer

Seth P. Levy	Senior Vice President, Logistics,
Chief Information Officer and
President—EB Games Online

Steven R. Morgan	Senior Vice President,
President of Stores—North America and
President of Electronics Boutique Canada Inc.

John R. Panichello	Executive Vice President and
Chief Operating Officer

James A. Smith	Senior Vice President and
Chief Financial Officer